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                          August 31, 2021

       Katherine J. Ryan
       Vice President, Chief Legal Counsel and Corporate Secretary Penn Virginia Corporation
       16285 Park Ten Place, Suite 500
       Houston, Texas 77084

                                                        Re: Penn Virginia
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed August 23,
2021
                                                            File No. 333-259017

       Dear Ms. Ryan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Anne G. Peetz